Short Deal Description

The Collective Convenience mobile application is designed with the cannabis patient in mind. Our application is a feature-packed, all-in-one tool that helps patients navigate the world of cannabis.

Long Deal Description

CxC is patients first. At Collective Convenience, we aim to provide patients with a simple, user-intuitive mobile application that will address the needs of medical marijuana-based medical care and treatment for qualifying ages and qualifying medical conditions. When it comes to cannabis and mobile technology, our goal is for Ohioans to have an optimal, stress-free experience when selecting the best options for medical marijuana. We are Ohio's leading technology platform dedicated to assisting medical marijuana patients. This app will help patients navigate the world of cannabis.

With the Dispensary Locator, our mobile technology seamlessly senses your location and provides a detailed map overview of nearby Ohio dispensaries and recommended clinics. Symptom Match (coming soon) is our custom recommendation engine that provides the best recommended strains for cannabis use based on user symptoms. The user simply selects their symptoms, and we provide a match.

Our Strain Encyclopedia shares every detail about all available strains so that patients can be equipped and confident when selecting what works best for them. For My Health, patients can maintain a tangible record of how they have used medical cannabis to treat their conditions or symptoms by tracking dosages, products purchased, and usage over time.

With Newsfeed (coming soon) users will have access to a built-in that shares the latest news and articles about medical marijuana in Ohio and all throughout the US. CannaFacts (coming soon) is for users with little to no knowledge of how to use medical cannabis. This feature will keep patients informed on the best ways to apply medical marijuana to treat symptoms, where to learn about treatment information, and in-depth details on Ohio law. Last, we will implement a chatbot powered by machine-learning to assist patients in achieving optimal care for their health.

Use of Proceeds

Award Compensation

Expenses (travel, software, office equipment)

Marketing (social media and email marketing)

Acquire stake in a vertically integrated cannabis company that specializes in cultivation, processing, and distribution.

Ownership Structure & Rights of the Securities

Axaviar Burrows, 51% ownership. Burrows also owns 4,080,000 shares of company stock at $0.00001 per share.

Harold Eichelberger, 21% ownership. Eichelberger also owns 2,320,000 shares of company stock at $0.00001 per share.

Andrew Stargaze, 10% ownership. Stargaze also owns 800,000 shares of company stock at $0.00001 per share.

JD Pack, 10% ownership. Pack also owns 800,000 shares of company stock at $0.00001 per share.

Risk & Disclosures

Our risks and disclosures are limited to loss of market share to larger competitors, and government regulation of cannabis technology platforms.

Team

Axaviar Burrows
CEO/Founder

Axaviar Burrows is the Founder and CEO of Collective Convenience. He is native of Canton, Ohio where he developed his entrepreneurial spirit as his father is an owner and operator of a trucking company. Burrows spent his formative years washing trucks, changing brakes and tires, and completed mechanical work including springs and transmissions. Axaviar also has an extensive culinary background as an alumnus of the University of Akron, focusing on Hospitality Management and Culinary Arts. He has been a lead chef and manager for bakeries and restaurants throughout Ohio. Aside from managing CxC, Axaviar is a graduate of the Cleveland School of Cannabis. HIs primary focus was Horticulture. Axaviar is the first and only person in Ohio who is authorized to work in a cultivation facility and dispensary. Burrows exclaims, "I am passionate about my home state. I hope that our technology platform will reach all Ohioans to provide positive health outcomes when it comes to treating symptoms with medical cannabis."

Harold Eichelberger
CTO/Co-Founder

Harold Eichelberger is the Co-Founder and CTO of Collective Convenience. He believes that the primary function of the company should be to serve and help all patients throughout their medical marijuana journeys. He has years of UX Design experience working for major companies, as well as with several boutique start-ups. Harold also has a background in pastoral ministry which lends to his overall empathy when it comes to meeting the chief needs of people. He shares, "We hope that through our technology we can help to improve the quality of life of those suffering from disease symptoms day-to-day. Our platform presents this opportunity to patients."

JD Pack
Tech Director/Co-Founder

JD is a full-stack developer who understands everything about the software development lifecycle from start to finish. Bringing ideas and concepts to life through technology is his passion. JD doesn't see technology as just tomorrow's next fancy gadget - he sees it as a way to enrich peoples' lives. As a developer, JD has acquired many programming languages and methodologies throughout his professional career. As someone who's worked on consumer and business technology since the age of 17, JD knows how to manage expectations, and efficiently delegate tasks and lead others to success.

Andrew Stargaze
Design Director/Co-Founder

Andrew Stargaze is a User Experience Designer with several years of professional experience. He works closely with business stakeholders, front/back-end development teams, and other UX team members to manage, build, and support digital products.

Andrew strongly believes in creating experiences that are simple to use and benefit the people who use them. His central philosophy is to improve user experiences regardless of the product or service in a world of constantly changing technology. Andrew strives to push the boundary of design in order to provide customers with a truly meaningful experience.